Exhibit 99.6

PRESS RELEASE

TotalEnergies reaches 500 MW of onsite B2B Solar Distributed
Generation for the self-consumption of its Customers

Worldwide

Paris, October 25th, 2022 – TotalEnergies announced today it reached the milestone of 500 MW of onsite B2B solar distributed generation in operation. More than 300 sites of its industrial and commercial customers have been equipped with solar panels in Asia, the Middle East, Europe and the United States.

TotalEnergies sells to its B2B customers green electricity produced directly on their sites through long-term onsite Power Purchase Agreements (PPAs). It develops, finances, builds and operates the solar installations on these roofs, carports, as well as on available industrial land.

These solar solutions enable companies to produce clean energy directly at their sites – benefitting from significant savings on their current cost of electricity and reducing their carbon footprints.

“We are delighted to have reached 500 MW of onsite B2B distributed solar capacity worldwide. Thanks to our expertise in this market segment, we provide concrete and competitive solutions to our B2B customers to help them reach their sustainability goals and reduce their energy costs. With a footprint spanning 30 countries worldwide in the Distributed Generation business, we expect to speed up our growth and expand our portfolio in operation to one gigawatt by 2023.” said Matthieu Langeron, VP Solar Distributed Generation at TotalEnergies.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of June 2022, TotalEnergies' gross renewable electricity generation installed capacity is close to 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).